

July 15, 2011

Via Facsimile
Frank J. Coyne
Chief Executive Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

      Re: Verisk Analytics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             File No. 001-34480

Dear Mr. Coyne:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Patrick Gilmore

                      Patrick Gilmore
                      Accounting Branch Chief